

September 5, 2025

Dom Kwong
Chief Executive Officer
Damon Inc.
4601 Canada Way, Suite #402
Burnaby, British Columbia, Canada, V5G 4X7

> **Re: Damon Inc.**
> **Amendment No. 1 to Offering Circular on Form 1-A**
> **Filed on August 26, 2025**
> **File No. 024-12643**

Dear Dom Kwong:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2025 letter.

Amendment No. 1 to Form 1-A
General

1. We note your response to prior comment 1 and reissue in part. Please revise your risk factor and other disclosure to also discuss the forums selection provision found in your subscription agreement.

Cover Page

2. Please revise your cover page to disclose the maximum offering amount for all of the shares you are seeking to qualify, including the aggregate value of the bonus shares. Please refer to note to paragraph (a) of Rule 251 of Regulation A.

3.   Please revise your table on the cover page to include all of the securities offered by the company, including the bonus units and the value of the securities purchased in the offering.

Part I
Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page I-4

4.   Please revise the amounts entered into Part I, Item 4 to reflect the aggregate amount of shares you are seeking to qualify, including the bonus shares and common shares underlying the units.

        Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Michael Shannon